SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair ANNOUNCES 34th BASE AT LEEDS BRADFORD

2 aircraft, 17 routes and 1 M passengerS P.A.

1MILLION £5 SEATS FOR TRAVEL OCT & NOV

Ryanair, the World’s favourite airline, today (11th Aug 09) announced it would open its 34th base at Leeds Bradford in March 2010 with two based aircraft and 14 new routes (17 in total) being launched. Ryanair will offer 63 weekly return flights to/from Leeds Bradford in an investment worth over $140 million in the airport.

Ryanair’s 14 new routes from Leeds Bradford to Carcassonne, Faro, Ibiza, Knock, Krakow, Limoges, Malaga, Malta, Montpellier, Murcia, Nantes, Palma, Pisa and Venice Treviso will increase Ryanair’s traffic at Leeds Bradford to 1 million passengers p.a. which will create and sustain 1,000 well paid local jobs in Yorkshire.

Ryanair celebrated its new Leeds Bradford base, two new aircraft, 17 routes and 1million passengers by releasing 1 million £5 seats for travel across its European network for travel in October and November which are available for booking on www.ryanair.com until midnight Thursday (13th August).

In Leeds Bradford today, Ryanair’s Michael O’Leary said:

“Ryanair is delighted to announce Leeds Bradford as our 34th base and our 11th UK base airport. These 14 new routes from Leeds Bradford go on sale tomorrow. With a total of 17 low fare routes from Leeds Bradford next summer passengers can beat the recession by choosing Ryanair’s guaranteed lowest fares and no fuel surcharges to 17 exciting destinations all over Europe including France, Italy and Spain among others. Ryanair’s 1 million passengers will create and sustain 1,000 jobs locally at Leeds Bradford Airport.”

3 Existing Route s	From
Alicante	£5
Barcelona (Girona)	£5
Dublin	£5

14 New Routes	From	New Routes Cont	From
Carcassonne	£10	Malta	£10
Faro	£10	Montpellier	£10
Ibiza	£10	Murcia	£10
Knock	£10	Nantes	£10
Krakow	£10	Palma	£10
Limoges	£10	Pisa	£10
Malaga	£10	Venice Treviso	£10

John Parkin, LBIA Chief Executive, said:

“This is a great vote of confidence in the potential of both the airport and our region from Europe's largest airline. Today's announcement makes us an exception in the sector and will help create much needed jobs. It shows Ryanair shares our confidence in the tremendous opportunity for strong market growth at the airport. Significantly it follows recent planning approval for the terminal development to deliver best in class facilities and build upon existing routes”.

Ends.                               Tuesday, 11th August 2009

For further information:

Stephen McNamara – Ryanair                 Pauline McAlester – Murray Consultants

Tel: 00 353 1 812 1271                           Tel: 00 353 1 4980 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  11 August 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary